Exhibit 14.2

Code of Business Conduct for Directors

GENERAL CONDUCT

Directors have a duty to manage or supervise the management of the business and affairs of the Corporation. In carrying out this duty, Directors are expected to act honestly and in good faith with a view to the best interest of the Corporation.  To this end, the Board of Directors has committed itself to maintaining a high standard of Corporate Governance which incorporates as its basis principles of good conduct and high ethical behavior.

To discharge their duties the Directors have adopted the following principles for business conduct and ethical behavior.

COMPLIANCE WITH LAW

The Directors shall conduct all their business and affairs in compliance with applicable laws, rules and regulations and shall encourage and promote such behaviours for themselves, officers and employees.

CONFLICTS OF INTEREST

Directors shall conduct their business and affairs in a manner that ensures their private or personal interest does not interfere or appear to interfere with the interest of the Corporation, including conflicts relative to personal, financial or other gain.

A Director who is a party to a material contract or proposed material contract or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation shall inform the Chair of the Board of any such conflict of interest.  The disclosing Director shall not thereafter vote on any decision or action in which there is a conflict of interest.

FAIR DEALING

The Corporation adheres to principles of fair dealing in all its undertakings.  Directors shall endeavor to deal fairly with the Corporation’s customers, suppliers, competitors and employees.  Taking unfair advantage through manipulation, concealment, abuse of privilege, misrepresentation and other unfair dealing practices is unacceptable.

CONFIDENTIALITY

Directors shall maintain the confidentiality of information entrusted to them except in circumstances where disclosure is authorized or legally mandated.  Confidential information shall not be used for personal gain and Directors shall adhere to the Corporation’s policy on Insider Trading.

PROTECTION AND PROPER USE OF CORPORATE ASSETS

Directors shall ensure that processes and policies are in place to safeguard the Corporation’s assets and that the same are used for legitimate business purposes.

CORPORATE OPPORTUNITIES

Directors owe a duty to advance the Corporation’s legitimate interests whenever an opportunity arises and are prohibited from:

a)	Taking personal advantage of opportunities discovered through the use of corporate assets, property, information or their position;
b)	Using or deploying corporate assets, property, information or their position for personal gain; and
c)	Engaging in enterprises or dealings competitive to the Corporation.

INSIDER TRADING

Directors of TransAlta are designated as “Insiders” and are subject to the blackout periods and the trading restrictions (including the restrictions relating to the monetization or hedging of TransAlta Securities) as set out in the Corporation’s Insider Trading policy.  TransAlta’s Insider Trading Policy also requires that all Directors pre-clear with either the Chief Legal and Business Development Officer or the Vice-President and Corporate Secretary any acquisition or disposition of TransAlta Securities.  Directors are also required by securities laws to file insider reports relating to each transaction involving the acquisition or disposition of TransAlta securities within five calendar days of making the trade (not the settlement date).

INCIDENT REPORTING

Directors will promote ethical behavior and take steps to ensure senior management fosters an environment of ethical conduct through the implementation of policies and practices which endorse ethical behavior and encourage employees to report violations of laws, rules, regulations or the Corporation’s Code of Conduct. Directors shall ensure that policies are in place addressing that employees who report matters in good faith shall not be retaliated against.

WAIVERS

From time to time, a situation may arise that warrants a waiver of one or more provisions of this Code.  It is recommended that a Director who believes that a waiver may be appropriate should first consult with the Chair of the Governance and Environment Committee.  However, a waiver may only be granted by the Board of Directors and must be disclosed promptly as required by law and/or stock exchange requirements.

ANNUAL REVIEW

Annually, each Director will review this Code of Business Conduct and satisfy him/herself that they have adhered to the stated principles and standards or, if they have failed to do so, to ensure such non-compliance is promptly reported to the Board of Directors.